Exhibit 99.2

BassDrill Ltd. Rights Issue	20 February 2012

Subscription Agreement

BassDrill Ltd. Rights Issue February/March 2012

BassDrill Ltd. (the “Company”), a Bermuda registered company is proposing a rights issue for the purpose of raising approximately USD 5,1 million through a rights issue of 2,288,918 new shares with a nominal value of USD 1 per share (the “New Shares”) at a subscription price of USD 2.24 per share (the “Subscription Price”) (the “Rights Issue”). The Rights Issue will be directed to the Company’s existing shareholders as of 20 February 2012 (the “Eligible Shareholders”). Eligible Shareholders will be entitled to subscribe for the New Shares on the basis of their proportionate shareholding on 20 February 2012 (the pre-emptive rights). The Eligible Shareholders will be entitled to subscribe 0.05 New Shares per share owned on 20 February 2012, rounded down to the nearest whole share. Oversubscription is permitted to the extent certain Eligible Shareholders do not subscribe for their proportionate rights.

Conditions for completion of the Rights Issue

Completion of the Rights Issue is conditional upon (a) the Rights Issue being fully subscribed by existing Shareholders no later than 2 March 2012, (b) the Special Shareholder Meeting approving an increase of the Company’s authorized capital covering the New Shares, (c) all corporate resolutions required, thereunder a Board resolution to issue and allocate the New Shares, being performed and (d) compliance with exemption from preparing a prospectus in Bermuda, Norway and any other jurisdiction in which the shareholders may be located.

Subscription instructions

Subscription for New Shares will take place from and including February 20, 2012 to and including March 2, 2012 (the “Subscription Period”). The Company may close the Subscription Period earlier to the extent all Eligible Shareholders have subscribed for their proportionate part of the New Shares at an earlier time or extend the Subscription Period at any time but not beyond March 13, 2012, at the Board of Directors’ sole discretion. Early closing or extension of the Subscription Period will be announced through the NOTC information system and on the Company’s web site and will lead to consequential changes of all other dates related to the Rights Issue.

Eligible Shareholders must subscribe in their own name being identical to the name registered in the VPS on 20 February 2012 (and appearing on the VPS transcript in the morning on February 24, 2012 following a T+3 settlement cycle). Eligible Shareholders who are not registered in the VPS in their own name, but under a Nominee must provide adequate documentation proving ownership to shares in the Company as of February 20, 2012. Lack of proper documentation may lead to the Company discarding the subscription without further notice. Subscription Agreements may be faxed, scanned by mail or sent by postal mail to: BassDrill Ltd, c/o BassDrill International Ltd. / Bassoe Offshore AS Attn: Lasse B. Kjelsaas, Tjuvholmen alle 3, 0252 Oslo P. O. Box 1875 Vika, Norway, e-mail lasse.kjelsas@bassdrill.com, telephone: +47 2310 0012, telefax: +47 2300 1010.

By signing and executing this Subscription Agreement, the undersigned Eligible Shareholder irrevocably confirms his/her request to subscribe for the number of New Shares specified below, and irrevocably authorizes and instructs the Company to allocate, allot and issue the number of New Shares to the Eligible Shareholder (the “Allocated New Shares”) on behalf of the Eligible Shareholder subject to fulfillment of the Conditions for the Rights Issue.

No subscription will be accepted from any Eligible Shareholder located in Canada.

Allotment/Payment/Registration:

Immediately following the end of the Subscription Period the Board of the Company will resolve the allotment of the New Shares. The New Shares will be allocated to Eligible Shareholders only on the basis of their pre-emptive rights. To the extent all Eligible Shareholders do not subscribe for their proportionate part of the New Shares other Eligible Shareholders who have used the right to oversubscribe will receive allocation exceeding their proportionate part of the New Shares, always ensuring that Eligible Shareholders are treated equally with regard to such additional allocation in line with normal principles for allocation in rights issues.

By executing this Subscription Agreement the Eligible Shareholder irrevocably undertake to pay for the Allotted New Shares.

Notification of allotment will be sent by mail and/or e-mail to the Eligible Shareholders on or about March 5, 2012 (the “Notification”). The date for settlement of the New Shares is expected to be on or about March 13, 2012 (the “Settlement Date”). Payment for the New Shares shall be made to a client account in Wikborg Rein & Co (“WR”) by the Settlement Date. The Notification will include detailed settlement instructions. Overdue payments will be charged with interest at a rate of 8.75 % per annum. Payment for the New Shares shall be held in escrow by WR until the Conditions for the Rights Issue has been fulfilled and the company secretary Deborah Hendrickson Perinchief at Appleby Services (Bermuda) Ltd.) has confirmed issuance of the New Shares in the Register of Members kept in Bermuda (the “RoM”), at which time WR shall comply with the transfer instructions given by the Company.

Upon fulfillment of the Conditions for the Rights Issue all the New Shares will be registered in the RoM in the name of DNB Bank ASA (the “Registrar”). The New Shares shall be governed by Bermuda law and the Bye-Laws. Following such registration in the RoM the Registrar will issue the New Shares in the VPS to the Eligible Shareholders in accordance with the allocation and payment of the Allotted Shares.

Information/ Risks/ Representations and Warranties

The Eligible Shareholder has sufficient knowledge, sophistication and experience in financial and business matters to be capable of evaluating the merits and risks of an investment decision in the Company by applying for and purchasing New Shares, and the Eligible Shareholder is able to bear the economic risk, and to withstand a complete loss of an investment in the New Shares. The Eligible Shareholder has had access to such financial and other information concerning the Company and the New Shares as the Eligible Shareholder has deemed necessary or desirable in connection with the purchase/subscription for the New Shares,

BassDrill Ltd. Rights Issue	20 February 2012

and has made such investigation with respect thereto as it deems necessary. The Eligible Shareholder has made its own assessment of the Company, the New Shares and the terms of the Rights Issue information as is publicly available including information available on the Company’s web site; www.bassdrill.com and, to the extent deemed necessary by the Eligible Shareholder having consulted with its own independent advisors, has satisfied itself concerning the relevant tax, legal, currency and other economic considerations relating to its investment in the New Shares. The Eligible Shareholder acknowledges by his signature to the Agreement that he has not been induced to enter into this Agreement by any representation, warranty or undertaking by any of the aforementioned.

Eligible Shareholders

The offer is made in reliance on available exemptions from prospectus requirements in Bermuda and all jurisdictions in which Eligible Shareholders are domiciled or resident.

Each UK Eligible Shareholder confirms that it understands that the Rights Issue has only been communicated to persons who have professional experience, knowledge and expertise in matters relating to investments and are “investment professionals” for the purposes of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and only in circumstances where, in accordance with section 86(1) of the Financial and Services Markets Act 2000 (“FSMA”) the requirement to provide an approved prospectus in accordance with the requirement under section 85 FSMA does not apply. Consequently, the Eligible Shareholder understands that the New Shares may be offered only to “qualified investors” for the purposes of sections 86(1) and 86(7) FSMA, or to limited numbers of UK investors, or only where minima are placed on the consideration or denomination of securities that can be made available (all such persons being referred to as “relevant persons”). Any application or subscription for the New Shares is available only to relevant persons and will be engaged in only with relevant persons.

Important Information for U.S. Shareholders

The Rights Issue to acquire New Shares in the Company is made for the securities of a company organized in Bermuda and registered on the Norwegian over-the-counter list established by the Norwegian Securities Dealers Association (the “NOTC”). Accordingly, the Rights Issue is subject to the disclosure requirements and practices applicable in Bermuda and in Norway, which are different from those of the United States. It may be difficult for investors to enforce their rights and any claim they may have arising under the U.S. securities laws. BassDrill Ltd. is a Bermuda company, and some of its officers and directors are residents of countries other than the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

In accordance with the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 801 thereunder with respect to the New Shares to be offered in connection with this Rights Issue, the Company will submit to the U.S. Securities and Exchange Commission any informational document it publishes or otherwise disseminates to holders of the Company’s shares related to the Rights Issue.

Relation to law, regulations and by-laws

The Eligible Shareholder has full power and authority to execute and deliver this Agreement and to apply and subscribe for the New Shares and is authorized to pay all amounts it has committed to pay subject to the satisfaction of the terms stated herein for completion of the Rights Issue.

The execution and delivery of this Agreement has been authorized by all necessary actions by Eligible Shareholder or on Eligible Shareholder’s behalf, and this Agreement shall constitute a legal, valid and binding obligation upon the Eligible Shareholders, enforceable against the Eligible Shareholder in accordance with its terms. The Eligible Shareholder bears the full risk for its legal ability to subscribe for and own New Shares in the Company, and its monetary liability under this undertaking will not cease to be effective in the event that subscription and ownership of the New Shares would be illegal due to applicable statutory law and regulations. In such event, the Eligible Shareholder shall fulfill the payment obligations that have been effected and will designate a third party to whom the New Shares are to be issued.

Transferability

The Allocated New Shares cannot be traded until payment for the Allocated New Shares has been received by the Company and the New Shares have been registered in the VPS. Note that transfer restrictions and/or pre-clearance requirements may apply to any new investor acquiring the shares of the Company. The Eligible Shareholder expressly acknowledges that the New Shares are registered for trading on the Norwegian Brokerage Association’s over-the-counter market in Oslo, but not listed on any exchange. Although contemplated, there can be given no assurance that the New Shares will be listed on the Oslo Stock Exchange, Oslo Axess or any other exchange or regulated market place.

Governing Law

This Agreement and the Rights Issue shall be governed by Norwegian law. Any disputes regarding this Agreement which cannot be solved amicably, shall be referred to the ordinary courts of Norway with Oslo as legal venue.

BassDrill Ltd. Rights Issue	20 February 2012

SPECIFICATION OF REQUESTED SUBSCRIPTION

Number of New Shares subscribed for	Total subscription amount: USD

Subscription date and place	Binding signature The Eligible Shareholder must be of age. When signing per procura, documentation in form of company certificate or power of attorney must be enclosed

INFORMATION ON THE ELIGIBLE SHAREHOLDER

Eligible Shareholder’s full name/ Company name:

Name of contact person with Eligible Shareholder:

VPS Account:

Nominee in the VPS:

Telephone (day time):

Telefax:

E-mail address:

Street address etc. (private purchasers: state home address):

Postal code and area, country:

Date of birth and national ID number /company registration number:

Documentation of ownership attached if registered under a Nominee (Y/N):